Filed by Apergy Corporation

Pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Apergy Corporation

Commission File No.: 001-38441

This filing relates to a proposed business combination involving

Apergy Corporation, Ecolab Inc. and ChampionX Holding Inc.

S. “Soma” Somasundaram

President & CEO

Apergy Corporation

December 20, 2019

TO:	All Upstream Employees

RE:	Message from Soma, President & CEO of Apergy

Dear Upstream Team,

By now, you have heard from Doug Baker and Deric Bryant about the news we announced about our incredible future together. On behalf of my colleagues at Apergy, I am writing to let you know how excited we are about the combination of Nalco Champion’s Upstream business, which will be known as ChampionX, and Apergy and what it means for our two organizations and our people. We are uniting two well-respected companies, each with proven track records, to create a global leader in production-optimization solutions that will be better able to meet our customers’ evolving needs.

I know that you have been working tirelessly on your day-to-day responsibilities while focusing on preparing for the previously announced Upstream spin-off transaction. Working toward becoming an independent company is no small task and to have that plan change course is understandably surprising. Apergy’s Board and management team have worked side-by-side with the Ecolab and ChampionX teams in evaluating the benefits of this transaction, and we ultimately determined that combining our companies is a unique opportunity and the best path forward to enable us to grow our business and opportunities for our people. Everything I have learned during this process has confirmed my tremendous respect for ChampionX’s business, from your leadership group and dedicated people to the service, solutions and value you provide to the industry.

Culturally, our organizations are very similar with a focus on customer centricity, technology advancements and continuous improvement. As complementary organizations with incredible talent, I am confident in our ability to fulfill our shared purpose of ‘Improving Lives.’ Together, we will have greater scale and reach in key geographic regions, as well as a differentiated and focused high-quality portfolio of products and services that brings together well-known brands including ChampionX, Harbison-Fischer, Norris, and US Synthetic. We also will be uniquely positioned to leverage our expanded platform of innovative technology to drive digital adoption in the oilfield.

While we will continue to operate as two separate companies until the transaction closes, I look forward to getting to know you all as we work together to combine our two organizations. We will begin pulling together a transition team soon, and it will be made up of people across multiple departments and functions from both of our companies. Deric Bryant will be overseeing the integration effort, in addition to continuing to lead ChampionX. Your prior and continued efforts in preparing the organization to operate separate from Ecolab remain critical to the future success of the new organization.

2445 Technology Forest Blvd.  |  Building 4, 12th Floor  |   The Woodlands, TX 77381  |  281.403.5772  |  apergy.com

In the weeks ahead, I and other members of Apergy’s leadership team will visit your Sugar Land office and other locations. We are excited to meet many of you in person and share more about our shared vision to accelerate growth and innovation to the benefit of our customers and talk about what we get to build together.

You should all be extremely proud to have created such a well-respected and valued organization and I look forward to fulfilling the opportunity we have to create a successful future as one team.

Sincerely,

S. ‘Soma’ Somasundaram

President and CEO

2445 Technology Forest Blvd.  |  Building 4, 12th Floor  |  The  Woodlands, TX 77381  |  281.403.5772  |  apergy.com

Cautionary Notes on Forward Looking Statements

This communication includes “forward-looking statements” as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between Apergy Corporation (“Apergy”), ChampionX Holding Inc. (“ChampionX”) and Ecolab Inc. (“Ecolab”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing and structure of the proposed transaction, the ability of the parties to complete the proposed transaction, the expected benefits of the proposed transaction, including future financial and operating results and strategic benefits, the tax consequences of the proposed transaction, and the combined company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward looking statements.

These forward-looking statements are based on Apergy, ChampionX and Ecolab’s current expectations and are subject to risks and uncertainties, which may cause actual results to differ materially from Apergy, ChampionX and Ecolab’s current expectations. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Apergy may not be obtained; (2) the risk that the proposed transaction may not be completed on the terms or in the time frame expected by Apergy, ChampionX or Ecolab, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of Apergy and ChampionX, or at all; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in the combined company achieving revenue and cost synergies; (8) inability of the combined company to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions; (13) actions by third parties, including government agencies; and (14) other risk factors detailed from time to time in Apergy and Ecolab’s reports filed with the SEC, including Apergy and Ecolab’s annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. None of Apergy, ChampionX or Ecolab undertakes any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, Apergy and ChampionX intend to file registration statements with the SEC. Apergy will also file a proxy statement. Ecolab stockholders are urged to read the prospectus and/or information statement that will be included in the registration statements and any other relevant documents when they become available, and Apergy stockholders are urged to read the proxy statement and any other relevant documents when they become available, because they will contain important information about Apergy, ChampionX, Ecolab and the proposed transactions. The proxy statement, prospectus and/or information statement and other documents relating to the proposed transactions (when they become available) can also be obtained free of charge from the SEC’s website at www.sec.gov. The proxy statement, prospectus and/or information statement and other documents (when they are available) can also be obtained free of charge from Ecolab upon written request to Ecolab Inc., Attn: Investor Relations, 1 Ecolab Place, St. Paul, MN 55102, or by e-mailing investor.info@ecolab.com, or upon written request to Apergy, Investor Relations, 2445 Technology Forest Boulevard, The Woodlands, Texas 77381, or by e-mailing david.skipper@apergy.com.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any security holder of Apergy. However, Apergy, Ecolab and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of Apergy in connection with the proposed transaction under the rules of the SEC. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of Apergy in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of Ecolab may be found in its Annual Report on Form 10-K filed with the SEC on March 1, 2019, and its definitive proxy statement relating to its 2019 Annual Meeting of Shareholders filed with the SEC on March 15, 2019. Information about the directors and executive officers of Apergy may be found in its Annual Report on Form 10-K filed with the SEC on February 27, 2019, and its definitive proxy statement relating to its 2019 Annual Meeting of Stockholders filed with the SEC on March 25, 2019.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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2445 Technology Forest Blvd.  |  Building 4, 12th Floor  |  The  Woodlands, TX 77381  |  281.403.5772  |  apergy.com